

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2019

Jay Oliphant
Principal Financial and Accounting Officer
Ecoark Holdings, Inc.
1010 NW J Street, Suite I
Bentonville AR 72712

> **Re: Ecoark Holdings, Inc.**
> **Form 10-Q For Quarter Ended September 30, 2018**
> **Filed November 9, 2018**
> **File No. 000-53361**

Dear Mr. Oliphant:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing and
        Construction